10027532

TES
GE COMMISSION
20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimated average burden hours per response...... | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 53506 |

## FACING PAGE
## Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lafise Securities Corporation

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 South Biscayne Blvd., Suite 3550
(No. and Street)

Miami (City) Florida (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marcela Zamora (305) 374-6001
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Roth, Jonas, Mittelberg & Hartney, CPA's, P.A.
(Name – *if individual, state last, first, middle name*)

8370 West Flagler Street, Suite 125, (Address) Miami (City) Florida (State) 33144 (Zip Code)

SEC Mail Processing Section
FEB 2 6 2010
Washington, DC
110

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Marcela Zamora, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lafise Securities Corporation, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Certain Officers and/or Directors of Lafise Securities Corporation maintain a proprietary interest in the following accounts: See Below

Notary Public State of Florida
Olga Susana Hernandez
My Commission DD684884
Expires 06/13/2011

Zamora.
Signature

President & CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Accounts with Proprietary Interests:
Latin American Financial Services
Lafise Valores Puesto De Bolsa Costa Rica
Lafise Valores Guatemala
Bancentro
Banco Lafise Costa Rica
Seguros Lafise
Lafise Valores Panama
Banco Lafise Honduras
Lafise Valores Santo Domingo
Banco Lafise Panama
Lafise Bank Limited

EXHIBIT "A"

# LAFISE SECURITIES CORPORATION

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2009

### ASSETS

| | | |
|---|---|---|
| **CURRENT ASSETS** | | |
| Cash in Bank | $ 28,834 | |
| Cash Deposits With Clearing Organizations | 100,000 | |
| Accounts Receivable from Clearing Broker, No Reserve Required | 1,165,114 | |
| Commission Receivable | 1,681 | |
| Prepaid Expenses and Other Assets | 5,086 | |
| Total Current Assets | | $ 1,300,715 |
| PROPERTY AND EQUIPMENT, At Cost<br>Net of Accumulated Depreciation of $13,815 | | 1,083 |
| TOTAL ASSETS | | $ 1,301,798 |

### LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---|
| **CURRENT LIABILITIES** | | |
| Accounts Payable | $ 261,892 | |
| Accrued Commissions | 67,706 | |
| Corporate Income Tax Payable | 24,700 | |
| Total Current Liabilities | | $ 354,298 |
| **COMMITMENTS AND CONTINGENCIES** | | |
| **STOCKHOLDERS' EQUITY** | | |
| Common Stock - $1 Par Value;<br>Authorized - 5,000,000 Shares; Issued and<br>outstanding - 177,778 Shares | $ 177,778 | |
| Additional Paid-In Capital | 704,222 | |
| Retained Earnings | 65,500 | |
| Total Stockholders' Equity | | 947,500 |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | | $ 1,301,798 |

Subject to Comments in Attached Letter and Notes to Financial Statements.

EXHIBIT "B"

# LAFISE SECURITIES CORPORATION

## STATEMENT OF OPERATIONS

## FOR THE YEAR ENDED DECEMBER 31, 2009

| | | |
|---|---|---|
| REVENUES | | $ 2,266,162 |
| OPERATING EXPENSES | | |
| Salaries, Commissions, and Related Costs | $ 1,063,428 | |
| Clearance, Quotation, and Communication Costs | 167,906 | |
| Occupancy and Other Rentals | 60,848 | |
| Taxes, Other than Income Taxes | 150 | |
| Other Operating Expenses | 89,021 | |
| Total Operating Expenses | | 1,381,353 |
| PROFIT FROM OPERATIONS | | $ 884,809 |
| INTEREST EXPENSE | | 105,854 |
| PROFIT BEFORE INCOME TAXES | | $ 778,955 |
| CORPORATE INCOME TAX | | 293,000 |
| NET PROFIT | | $ 485,955 |
| CORPORATE INCOME TAX CREDIT, DUE TO AVAILABILITY OF NET OPERATING LOSSES | | 268,300 |
| NET PROFIT | | $ 754,255 |

Subject to Comments in Attached Letter and Notes to Financial Statements.

# LAFISE SECURITIES CORPORATION

## STATEMENT OF STOCKHOLDERS' EQUITY

## FOR THE YEAR ENDED DECEMBER 31, 2009

| | Common Stock | | Additional Paid-in Capital | Retained Earnings (Deficit) |
|---|---|---|---|---|
| | Shares | Amount | | |
| Balance - January 1, 2009 | 177,778 | $ 177,778 | $ 704,222 | $ (688,755) |
| Net Profit for the Period | - | - | - | 754,255 |
| Balance - December 31, 2009 | 177,778 | $ 177,778 | $704,222 | $ 65,500 |

Subject to Comments in Attached Letter and Notes to Financial Statements.

# LAFISE SECURITIES CORPORATION

## STATEMENT OF CASH FLOWS

## FOR THE YEAR ENDED DECEMBER 31, 2009

| | | |
|---|---|---|
| **OPERATING ACTIVITIES** | | |
| Net Profit | $ 754,255 | |
| Adjustments to Reconcile Net Profit to Net Cash Used in Operating Activities: | | |
| Depreciation | 931 | |
| (Decrease) in Unrealized Loss on Securities Sold, Not Yet Purchased | (386,149) | |
| Changes in Operating Assets and Liabilities: | | |
| Decrease in Commission Receivable | 1,691 | |
| (Increase) in Cash Deposit With Clearing Organizations | (2,814) | |
| Decrease in Accounts Receivable from Clearing Brokers | 1,575,646 | |
| Decrease in Prepaid Expenses and Other Assets | 4,853 | |
| (Decrease) in Securities Sold, Not Yet Purchased, at Cost | (2,070,563) | |
| (Decrease) in Bank Overdraft | (228) | |
| Increase in Accounts Payable and Accrued Expenses | 245,213 | |
| Increase in Corporate Income Tax Payable | 24,700 | |
| **NET CASH PROVIDED BY OPERATING ACTIVITIES** | | $ 147,535 |
| **FINANCING ACTIVITIES** | | |
| Repayment of Liabilities Subordinated to Claims of General Creditors | $ (120,000) | |
| **NET CASH (USED IN) FINANCING ACTIVITIES** | | (120,000) |
| **INCREASE IN CASH** | | $ 27,535 |
| **CASH AT BEGINNING OF YEAR** | | 1,299 |
| **CASH AT END OF YEAR** | | $ 28,834 |
| **SUPPLEMENTAL CASH FLOW DISCLOSURES** | | |
| Interest Paid | | $ 114,468 |
| Income Taxes Paid | | $ - |

Subject to Comments in Attached Letter and Notes to Financial Statements.

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed in the preparation of the financial statements. The policies are based on United States generally accepted accounting principles.

Organization and Business - The Company was incorporated under the laws of the State of Florida on June 1, 2001, for the purpose of selling investment products and securities and other services related to investment advisement, money management, or other business services. On November 12, 2004, the Company amended its articles of incorporation to increase the number of authorized shares of its capital stock from 1,000,000 to 5,000,000 shares.

Customers, Broker-Dealers, Trading Inventory and Investment Balances - The Company is a registered broker-dealer and maintains its accounts on a settlement date basis, however, the accompanying financial statements are prepared on a trade date basis. The Company is an introducing broker, and as such, clears all transactions through a correspondent broker who carries all customer and company accounts and maintains physical custody of customer and company securities.

The Company does not own any restricted or investment securities at December 31, 2009.

Depreciation - Depreciation is provided on an accelerated basis using estimated lives of five years.

Income Taxes - For income tax purposes, the Company maintains its accounts using the accrual method of accounting. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Use of Estimates - The financial statements have been prepared in conformity with United States generally accepted accounting principles and, as such, include amounts based on informed estimates and judgments of management with consideration given to materiality. Actual results could differ from those estimates.

Government and Other Regulation - The Company's business is subject to significant regulation by various government agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

## NOTE 1 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company's cash balances consist of cash held at two commercial banks.

Recent Accounting Pronouncements - In June, 2009 the Financial Accounting Standards Board (FASB) Accounting Standards Codification was issued to be the source of authoritative U.S. generally accepted accounting principles (GAAP) and reporting standards as issued by the FASB. Its primary purpose is to improve clarity and use of existing standards by grouping authoritative literature under common topics. The standard is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The codification does not change or alter existing GAAP and there is no expected impact on the Company's financial condition or results of operations.

Fair Value Measurement - In September 2006, the FASB issued an accounting standard which defines fair value and applies to other accounting pronouncements that require or permit fair value measurements. This standard was effective for financial assets and liabilities in fiscal years beginning after November 15, 2007, and for nonfinancial assets and liabilities in fiscal years beginning after November 15, 2008. The adoption is not expected to have a material impact on the Company's financial statements.

The Fair Value Option for Financial Assets and Financial Liabilities - In February 2007, the FASB issued an accounting standard allowing entities to voluntarily choose to measure certain financial assets and liabilities at fair value ("fair value option"). The fair value option may be elected on an instrument-by-instrument basis and is irrevocable, unless a new election date occurs. If the fair value option is elected for an instrument, the standard specifies that unrealized gains and losses for that instrument shall be reported in earnings at each subsequent reporting date. This statement is effective for fiscal years beginning after November 15, 2007. The standard did not have an impact on the Company's financial condition, results of operations and cash flows, since the Company elected to not adopt this statement.

Subsequent Events - In May 2009, the FASB issued an accounting standard that establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued or ready to be issued. The standard is effective for interim and annual periods ending after June 15, 2009. The standard did not have a material effect on the Company's financial statements.

## NOTE 2 - NET CAPITAL RULE

As a broker-dealer registered with the Securities and Exchange Commission, the Company must comply with the provisions of the Commission's "Net Capital" rules, which provide that "aggregate indebtedness", as defined, shall not exceed 15 times "Net Capital", as defined, and the "Net Capital", shall not be less than $100,000. At December 31, 2009, the Company had "Net Capital" which was in excess of its minimum requirement.

## NOTE 3 - COMMITMENTS AND CONTINGENCIES

The Company entered into an agreement with an affiliated entity commencing November 1, 2001, and last updated February 1, 2008 for the rental of office space and common areas at a monthly rental of $4,952. This agreement can be terminated by either party with three months notice.

## NOTE 4 - CASH DEPOSITS WITH CLEARING ORGANIZATIONS

The cash deposit with the clearing organization represents funds in restricted reserve accounts which cannot be removed without the permission of the clearing organization.

## NOTE 5 - AGREEMENT WITH CLEARING ORGANIZATION

In May 2007, the Company entered into a fully disclosed clearing agreement with Pershing, LLC. This agreement can be terminated by either party without cause upon ninety days written notice or within thirty days by Pershing for failure of the Company to adhere to certain of the agreement's guidelines.

## NOTE 6 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

On March 14, 2006, the Company borrowed $ 120,000 from one of its directors and stockholders under an approved subordinated loan agreement. This subordinated loan bears interest at one and one-half (1.5) percent per annum and was due on on April 30, 2009. This subordinated loan agreement was approved by the National Association of Securities Dealers (NASD) effective April 18, 2006. In April 2009, the Company effectively repaid the loan by transferring the balance due to accounts payable.

## NOTE 7 - INCOME TAXES

The provision for corporate income taxes for the year ended December 31, 2009 is as follows:

| | |
|---|---|
| Federal | $ 250,450 |
| State | 42,550 |
| Less: Corporate tax credit from the benefit of net operating loss carryforwards | (268,300) |
| Net Corporate Income Tax Provision | $ 24,700 |

## SUPPLEMENTARY INFORMATION

SCHEDULE 1

LAFISE SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2009

| | | |
|---|---|---|
| **NET CAPITAL** | | |
| Total Stockholders' Equity | | $ 947,500 |
| Add: Liabilities Subordinated to Claims of General Creditors | | - |
| Total Capital and Allowable Subordinated Loans | | $ 947,500 |
| Less: Non-Allowable Assets and Other Deductions: | | |
| 1. Net Property and Equipment | $ 1,083 | |
| 2. Prepaid Expenses and Other Assets | 6,767 | 7,850 |
| Net Capital Before Haircuts on Security Positions | | $ 939,650 |
| Haircuts on Securities, Computed, where Applicable, Pursuant to 15c3-1(f), including Blockage: | | |
| 1. Exempted Securities | $ - | |
| 2. Debt Securities | - | |
| 3. Options | - | |
| 4. Contractural Security Commitments | 2,000 | 2,000 |
| Net Capital | | $ 937,650 |

NOTE - There are no significant differences in the computation of adjusted net capital between the revised unaudited broker-dealer focus report and the audited annual report.

# LAFISE SECURITIES CORPORATION

## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

## OF THE SECURITIES AND EXCHANGE COMMISSION

## AS OF DECEMBER 31, 2009

### AGGREGATE INDEBTEDNESS

| | | |
|---|---|---|
| Items Included in Statement of Financial Condition: | | |
| Accounts Payable | $ 261,892 | |
| Accrued Expenses | 67,706 | |
| Corporate Income Tax Payable | 24,700 | |
| Total Aggregate Indebtedness | | $ 354,298 |

### COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | |
|---|---|
| Minimum Net Capital Required (6 2/3 Percent of Total Aggregate Indebtedness) | $ 23,620 |
| Minimum Net Capital Requirement | $ 100,000 |
| Excess Net Capital | $ 837,650 |
| Excess Net Capital at 1,000 Percent (Net Capital less 10% of Aggregate Indebtedness) | $ 902,220 |
| Percentage of Aggregate Indebtedness to Net Capital | 38% |

### COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Non-Applicable

# LAFISE SECURITIES CORPORATION

## STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED

## TO CLAIMS OF GENERAL CREDITORS

## FOR THE YEAR ENDED DECEMBER 31, 2009

| | |
|---|---|
| Balance, Beginning of Year | $ 120,000 |
| Additions | - |
| Decreases | 120,000 |
| Balance, End of Year | $ - |

## LAFISE SECURITIES CORPORATION

## INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

## UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

## AS OF DECEMBER 31, 2009

The Company claims an exemption from Rule 15c3-3 under Section (k) (2) (ii) in that all customer transactions clear through another broker-dealer on a fully disclosed basis. The clearing firm is Pershing, LLC.

## SUPPLEMENTARY REPORT ON INTERNAL CONTROL

ROTH, JONAS, MITTELBERG
& HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT ROTH, CPA
PETER F. JONAS, CPA
RICKEY I. MITTELBERG, CPA
JOHN C. HARTNEY, CPA

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

Board of Directors
Lafise Securities Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Lafise Securities Corporation (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

8370 W. Flagler Street, Suite 125 • Miami, Florida 33144-2078 • PH. 305 554 1560 • 305 553 0115 Fax

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with United States generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc., and other regulatory agencies that rely on rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

*ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.*

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

Miami, Florida

February 16, 2010

# INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT REGULATION

ROTH, JONAS, MITTELBERG
& HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT ROTH, CPA
PETER F. JONAS, CPA
RICKEY I. MITTELBERG, CPA
JOHN C. HARTNEY, CPA

Board of Directors
Lafise Securities Corporation
Miami, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompany Schedule of Assessment and Payments (Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31,2009, which were agreed to by Lafise Securities Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authority, solely to assist you and the other specified parties in evaluating Lafise Securities Corporation's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Lafise Securities Corporation's management is responsible for the Lafise Securities Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in form SIPC-7T with respective cash disbursement records entries, including cash disbursement journals and copies of the checks issued in payment, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, including interim profit and loss statements and interim unaudited Company prepared focus reports, noting no differences.

8370 W. Flagler Street, Suite 125 • Miami, Florida 33144-2078 • PH. 305 554 1560 • 305 553 0115 Fax

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers, including Company prepared unaudited interim focus reports and profit and loss statements, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other then these specified parties.

*ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.*

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

February 16, 2010

**SIPC-7T** (29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

# Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

**SIPC-7T** (29-REV 12/09)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

053506 FINRA DEC
LAFISE SECURITIES CORPORATION 12*12
200 S BISCAYNE BLVD STE 3550
MIAMI FL 33131-2379

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Luisa Franchy 305 374-6001

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 3,554.84
   B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) ( 150.00 )
   2/12/09
   Date Paid
   C. Less prior overpayment applied ( 1,123.70 )
   D. Assessment balance due or (overpayment) ______
   E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______
   F. Total assessment balance and interest due (or overpayment carried forward) $ 2,281.14
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 2,281.14
   H. Overpayment carried forward $( ______ )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

LAFISE SECURITIES
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 19 day of February, 20 10.

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

**SIPC REVIEWER**

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending DEC, 2009
**Eliminate cents**

| Item No. | |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 1,425,655 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | 3,718 |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): | |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ | |
| (ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ | |
| Enter the greater of line (i) or (ii) | |
| Total deductions | 3,718 |
| 2d. SIPC Net Operating Revenues | $ 1,421,937 |
| 2e. General Assessment @ .0025 | $ 3,554.84 |
| | (to page 1 but not less than $150 minimum) |

# LAFISE SECURITIES CORPORATION

## FINANCIAL STATEMENTS

## DECEMBER 31, 2009

ROTH, JONAS, MITTELBERG,
& HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

LAFISE SECURITIES CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2009

ROTH, JONAS, MITTELBERG
& HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT ROTH, CPA
PETER F. JONAS, CPA
RICKEY I. MITTELBERG, CPA
JOHN C. HARTNEY, CPA

February 16, 2010

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Lafise Securities Corporation

We have audited the accompanying statement of financial condition of Lafise Securities Corporation as of December 31, 2009, and the related statement of operations, stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lafise Securities Corporation as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with United States generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.*

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

8370 W. Flagler Street, Suite 125 • Miami, Florida 33144-2078 • PH. 305 554 1560 • 305 553 0115 Fax